Exhibit 99.1
Satyam Announces Commencement of Process to Select an Investor
Hyderabad, INDIA, March 9, 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”) announced today that it is commencing a competitive bidding process which, subject to receipt of all approvals, contemplates the selection of an investor to acquire a 51% equity interest in the Company.
Based on the Securities and Exchange Board of India’s (“SEBI”) response to the Company’s application seeking relaxations from certain requirements under Indian law, the Board proposes to follow the bidding process outlined below.
Transaction Structure:
➢	The acquisition is expected to occur in the following related steps:
¡	An initial subscription by the selected investor of newly issued equity shares representing 31% of the Company’s share capital after giving effect to the share issuance (“enhanced share capital”);

¡	Upon deposit of the entire subscription amount by the selected investor with the Company and requisite funds for the public offer in the escrow account as required under the SEBI Takeover Regulations, the investor will be required to make a mandatory public offer to purchase a minimum of 20% of the Company’s enhanced share capital. The public offer will be made at the same share price as the price paid by the investor for the initial subscription; and

¡	If upon the closing of the public offer, the investor would have acquired less than 51% of the enhanced share capital of the Company through the initial subscription and the public offer, the investor would have the option to subscribe to additional newly issued equity shares, such that the shares acquired by the investor through the three related steps, the initial subscription, public offer and the subsequent subscription (if any) will result in the investor acquiring not more than 51% of the enhanced share capital of the Company. Ability to subscribe to additional equity shares in the third related step would be subject to the terms and conditions specified in the request-for-proposal (“RFP”). The subsequent subscription, if any, will be required to be completed within 15 days of the closing of the public offer and will not result in requiring a further public offer.
Process for Registration of Interest:
➢	Commencing today, all interested bidders should register their interest in participating in the bidding process by accessing http://www.satyam.com/bidprocess/march09/index.asp and registering their interest by 5:00 PM Indian Standard Time on Thursday, March 12, 2009, subject to their meeting the registration requirements set forth on such website. Interested bidders may see http://www.satyam.com/bidprocess/march09/index.asp for more details.

➢	The process for selecting a bidder shall be overseen by a former Chief Justice of India or a former Supreme Court judge appointed by the Company.

Bid Process:
➢	Each interested bidder that has validly registered its interest in participating in the bid process by 5:00 PM Indian Standard Time on Thursday, March 12, 2009 will be sent an RFP shortly thereafter, and asked to submit a detailed Expression of Interest (“EOI”) together with the proof of availability of funds in the amount of at least Rs. 1,500 crores (US$290 million based on exchange rate of Rs. 51.635 to US$1) by 5:00 pm Indian Standard Time on Friday, March 20, 2009.

➢	Based on submitted EOIs, eligible bidders will be short-listed and given access to certain business, financial and legal diligence materials relating to the Company provided they have executed a non-disclosure and non-solicitation agreement, a stand-still agreement and a ‘no-claims’ undertaking. After completion of the due diligence process and execution of the pre-financial bid documents, all short-listed bidders will be asked to submit their financial bids and an executed copy of the share subscription agreement.

➢	Based on an evaluation of the bids, the Company will select the successful bidder, after which the successful bidder will have four days to deposit with the Company the entire subscription amount, and the requisite funds for the public offer in an escrow account.

➢	As a result of a relaxation from SEBI, there is no requirement to have a minimum floor price that is otherwise required under Indian law in connection with the initial subscription.

➢	Upon selection of the successful bidder, the Company will be required to approach the Company Law Board and SEBI for approval and, upon receipt thereof, the successful bidder would be allowed to consummate the subscription.
Further details of the bidding process and other terms and conditions would be set forth in the RFP.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company does not intend to register any securities in the United States or to conduct a public offering of securities in the United States.
As previously disclosed, the Company Law Board Principal Bench New Delhi authorized the Company’s Board of Directors to select an investor, subject to certain conditions. The commencement of the bidding process by the Company is not an assurance that any qualified investor will bid to acquire any interest in the Company at an appropriate price or at all.
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the global competitive bidding process, are subject to various risks and uncertainties and there can be no assurance that the Company will be able to find a qualified investor.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE,
India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, visit : www.satyam.com.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com

Or contact our global Satyam PR representatives at:
US	Jim Swords james_swords@satyam.com +1-703-877-2225
Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838
Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jan Reshma@wer1.net +65-98-140-507